CUSIP No. 22658D100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cricut, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

22658D100

(CUSIP Number)

December 15, 2023

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22658D100

1	Name of Reporting Person: Abdiel Qualified Master Fund, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,063,117
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,063,117

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 9,063,117
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.3%*
12	TYPE OF REPORTING PERSON PN

*

Based on 52,481,505 shares of Class A Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2023 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 22658D100

1	Names of Reporting Person: Abdiel Capital, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 323,186
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 323,186

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 323,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%*
12	TYPE OF REPORTING PERSON PN

*

Based on 52,481,505 shares of Class A Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2023 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 22658D100

1	Names of Reporting Person: Abdiel Capital Management, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,386,303*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,386,303*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 9,386,303*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9%**
12	TYPE OF REPORTING PERSON OO

*	Consists of 9,063,117 shares of Class A Common Stock held by Abdiel Qualified Master Fund, LP and 323,186 shares of Class A Common Stock held by Abdiel Capital, LP.
**

Based on 52,481,505 shares of Class A Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2023 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 22658D100

1	Names of Reporting Person: Abdiel Capital Advisors, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,386,303*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,386,303*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 9,386,303*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9%**
12	TYPE OF REPORTING PERSON PN, IA

*	Consists of 9,063,117 shares of Class A Common Stock held by Abdiel Qualified Master Fund, LP and 323,186 shares of Class A Common Stock held by Abdiel Capital, LP.
**

Based on 52,481,505 shares of Class A Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2023 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 22658D100

1	Names of Reporting Person: Colin T. Moran I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,386,303*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,386,303*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 9,386,303*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9%**
12	TYPE OF REPORTING PERSON IN

*	Consists of 9,063,117 shares of Class A Common Stock held by Abdiel Qualified Master Fund, LP and 323,186 shares of Class A Common Stock held by Abdiel Capital, LP.
**

Based on 52,481,505 shares of Class A Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2023 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 22658D100

EXPLANATORY NOTE

On June 25, 2021, (i) Abdiel Qualified Master Fund, LP; (ii) Abdiel Capital, LP; (iii) Abdiel Capital Management, LLC; (iv) Abdiel Capital Advisors, LP; and (v) Colin T. Moran (each, a “Reporting Person” and collectively, the “Reporting Persons”) filed a statement on Schedule 13D with the Securities and Exchange Commission relating to the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), of Cricut, Inc. (the “Issuer”), as amended by Amendment No. 1 thereto filed on July 13, 2021, Amendment No. 2 thereto filed on July 14, 2021, Amendment No. 3 thereto filed on July 20, 2021, Amendment No. 4 thereto filed on July 30, 2021, Amendment No. 5 thereto filed on August 2, 2021, Amendment No. 6 thereto filed on August 13, 2021, Amendment No. 7 thereto filed on August 18, 2021, Amendment No. 8 thereto filed on August 19, 2021, Amendment No. 9 thereto filed on August 23, 2021, Amendment No. 10 thereto filed on August 27, 2021, Amendment No. 11 thereto filed on September 16, 2021, Amendment No. 12 thereto filed on September 20, 2021, Amendment No. 13 thereto filed on September 23, 2021, Amendment No. 14 thereto filed on November 12, 2021, Amendment No. 15 thereto filed on November 15, 2021, Amendment No. 16 thereto filed on November 26, 2021, Amendment No. 17 thereto filed on December 2, 2021, Amendment No. 18 thereto filed on December 22, 2021, Amendment No. 19 thereto filed on January 21, 2022, Amendment No. 20 thereto filed on January 28, 2022, Amendment No. 21 thereto filed on February 4, 2022, Amendment No. 22 thereto filed on February 25, 2022, Amendment No. 23 thereto filed on March 10, 2022, Amendment No. 24 thereto filed on March 22, 2022, Amendment No. 25 thereto filed on April 8, 2022, Amendment No. 26 thereto filed on May 12, 2022, Amendment No. 27 thereto filed on March 14, 2023, Amendment No. 28 thereto filed on August 9, 2023, Amendment No. 29 thereto filed on October 11, 2023, Amendment No. 30 thereto filed on November 24, 2023 and Amendment No. 31 thereto filed on December 5, 2023 (as so amended, the “Schedule 13D”). Pursuant to Rule 13d-1(h) under the Securities Exchange Act of 1934, the Reporting Persons are reporting their beneficial ownership of the Issuer’s Common Stock on this statement on Schedule13G, which shall be deemed to amend the Schedule 13D.

CUSIP No. 22658D100

SCHEDULE 13G

Item 1(a)	Name of Issuer: Cricut, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 10855 South River Front Parkway South Jordan, UT 84095

Item 2(a)

Name of Persons Filing:

Abdiel Qualified Master Fund, LP

Abdiel Capital, LP

Abdiel Capital Management, LLC

Abdiel Capital Advisors, LP

Colin T. Moran

The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1.

Item 2(b)	Address of Principal Business Office, or if None, Residence: 90 Park Avenue, 29th Floor, New York, NY 10016

Item 2(c)

Citizenship:

Abdiel Qualified Master Fund, LP - Cayman Islands

Abdiel Capital, LP - Delaware

Abdiel Capital Management, LLC - Delaware

Abdiel Capital Advisors, LP - Delaware

Colin T. Moran - United States

CUSIP No. 22658D100

Item 2(d)	Title of Class of Securities: Class A Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number: 22658D100

Item 3	For statements filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): Not Applicable.

Item 4

Ownership:

(a) through (c):

The information requested herein is incorporated by reference to the cover pages to this Schedule 13G.

Abdiel Capital Management, LLC and Abdiel Capital Advisors, LP serve as the general partner and the investment manager, respectively, of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP. Colin T. Moran serves as managing member of Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of the Class: Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8	Identification and Classification of Members of the Group: Not Applicable.

Item 9	Notice of Dissolution of Group: Not Applicable.

Item 10

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 22658D100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2023

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually